================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3. TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                           EDISON CONTROL CORPORATION
                           --------------------------
                              (Name of the Issuer)


                           EDISON CONTROL CORPORATION
                               WILLIAM B. FINNERAN
                                ALAN J. KASTELIC
                                ----------------
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   280883 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)


                             -----------------------

                           EDISON CONTROL CORPORATION
                               777 MARITIME DRIVE
                                P.O. BOX 308 PORT
                              WASHINGTON, WISCONSIN
                                   53074-0308
                            TELEPHONE (262) 268-6800
                            ------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notice and Communications on
                       Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

     Transaction Valuation*                     Amount of Filing Fee**
     ------------------------------             --------------------------------

              $3,421,486                                   $685

* The transaction valuation was based upon (i) the product of 474,950 shares of Edison Control Corporation Common Stock at a per share price of $7.00 and (ii) the termination of options to purchase 27,334 shares of Common Stock at an aggregate cost of $96,836.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:         $685               Filing Party:      Edison Control Corporation

Form or Registration No.:       Schedule 14A       Date Filed:        April 24, 2003

                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Edison Control Corporation, a New Jersey corporation ("EDCO"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) William B. Finneran, a natural person and beneficial owner of approximately 67% of EDCO's outstanding common stock (the "Majority Shareholder"), and (iii) Alan J. Kastelic, a natural person and beneficial owner of approximately 4% of EDCO's outstanding common stock. EDCO is submitting to its shareholders a proposal to take the company private through the adoption of an amendment to EDCO's Certificate of Incorporation providing for a one-for-66,666 reverse stock split of EDCO's common stock.

     Shareholders holding less than one share after the reverse stock split will be entitled to receive a cash payment of $7.00 per pre-split share in lieu of any fractional shares. This reverse stock split proposal is part of a proposed "going private" transaction and is upon the terms and subject to the conditions of the preliminary proxy statement filed concurrently with this Schedule 13E-3 ("Proxy Statement"). The EDCO Board of Directors is soliciting proxies from shareholders of EDCO in connection with the reverse stock split pursuant to the Proxy Statement. The information in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 1.  Summary Term Sheet

Regulation M-A      The information set forth in the Proxy Statement under the
Item 1001           caption "Summary Term Sheet" is incorporated herein by
                    reference.


Item 2.  Subject Company Information

Regulation M-A
Item 1002
         (a) Name and Address. The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

         (b) Securities. The information set forth in the Proxy Statement under the caption "The Special Meeting - Record Date" is incorporated herein by reference.

       (c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under the caption "Special Factors - Price Range of Common Stock and Dividends; Related Shareholder Matters" is incorporated herein by reference.

         (e)        Prior Public Offerings. None.

         (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Other
                    Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person

Regulation M-A
Item 1003
       (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Edison Control Corporation is a corporation organized under the laws of the State of New Jersey. The principal executive offices of Edison Control Corporation are located at 777 Maritime Drive, Port Washington, Wisconsin 53704-0308. The telephone number is (262) 268-6800.

                    Directors and Executive Officers of Edison Control Corporation. The table below sets forth for each of the directors and executive officers of Edison Control Corporation their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. Each person's principal address and business telephone number is c/o Edison Control Corporation, 777 Maritime Drive, P.O. Box 308, Port Washington, Wisconsin 53074-0308, (262) 268-6800.

                         Present Principal Occupation or Employment and Material
             Name        Positions Held During The Past Five Years
             ----        -----------------------------------------

William B. Finneran      Mr. Finneran is a Managing Director of Wachovia
                         Securities, an investment-banking firm. Prior to joining Wachovia in 1999, Mr. Finneran was a Managing
                         Director at CIBC Oppenheimer Corp., an
                         investment-banking firm, and had been employed with Oppenheimer since 1972. Mr. Finneran is a Director of
                         National Planning Association, a non-profit advisory board. He serves on the Board of Villanova University and is a former Board Member of Covenant House and Operation Smile, non-profit charitable institutions.
                         Mr. Finneran also currently serves on the Executive
                         Committee of the New York Archdiocesan Patrons Program.

Robert L. Cooney         Mr. Cooney is a partner of Cooney & Co., a financial
                         consulting firm which he founded in February 1997.
                         Mr. Cooney was a Managing Director-Equity Capital
                         Markets at Credit Suisse First Boston from 1977 to
                         January 1997. Mr. Cooney also serves as a director of Equity One, Inc., a NYSE-listed real estate investment trust located in Miami, Florida.

Alan J. Kastelic         Mr. Kastelic was appointed President and Chief
                         Executive Officer of Edison Control Corporation in
                         June 1998 and President and Chief Executive Officer of
                         Construction Forms in June 1996 when the Company acquired Construction Forms. Mr. Kastelic had previously been Executive Vice President and Chief
                         Operating Officer of Construction Forms, which he joined in 1977. Prior to joining Construction Forms, Mr. Kastelic was Manufacturing Manager at Badger
                         Dynamics and Chief Cost Accountant, Material Control
                         Manager and Manager of Manufacturing at the PCM division of Koehring Corporation.

                         Present Principal Occupation or Employment and Material
             Name        Positions Held During The Past Five Years
             ----        -----------------------------------------
William C. Scott         Mr. Scott was the Chairman and Chief Executive Officer
                         of Panavision Inc. from 1988 to 1999, a leading designer and manufacturer of high-precision film camera systems for the motion picture and television industries. From 1972 until 1987, Mr. Scott was
                         President and Chief Operating Officer of Western
                         Pacific Industries Inc., a manufacturer of industrial products. Prior to 1972, Mr. Scott was a Group Vice
                         President of Cordura Corporation (a business information company) for three years and Vice President of Booz, Allen & Hamilton (a management-consulting firm) for five years. He is currently a director of Audio Visual Services Corporation and of Vari-Lite,
                         Inc.

Gregory L. Skaar         Mr. Skaar was appointed Chief Financial Officer on
                         February 20, 2003. Mr. Skaar is also the Chief
                         Financial Officer of Construction Forms, our
                         wholly-owned subsidiary.  He served as our Corporate
                         Controller from 1997 to February 20, 2003. From 1991 to
                         1997, Mr. Skaar was with the Cooper Power Systems
                         Division of Cooper Industries where he served as a
                         Product Line Controller.   From 1985 to 1991 he was
                         employed by the international accounting firm of Deloitte & Touche LLP.

     To the knowledge of EDCO, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Item 4.  Terms of the Transaction

Regulation M-A
Item 1004
         (a)(1)     Tender Offers. Not applicable.

        (a)(2)(i) Transaction Description. The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

       (a)(2)(ii) Consideration. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Reverse Stock Split" and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference.

       (a)(2)(iii) Reasons for Transaction. The information set forth in the Proxy Statement under the captions "Special Factors - Recommendation of the Special Committee and Our Board of Directors," "Special Factors - Position of the Special Committee and Our Board of Directors as to Fairness of the Reverse Stock Split," "Special Factors - Messrs.
                    Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" and "Special Factors - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference.

       (a)(2)(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the caption "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

        (a)(2)(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Reverse Stock Split; Plans or Proposals After the Reverse Stock Split" is incorporated herein by reference.

       (a)(2)(vi)   Accounting Treatment. Not applicable.

       (a)(2)(vii) Income Tax Consequences. The information set forth in the Proxy Statement under the caption "Special Factors - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to Our Shareholders" is incorporated herein by reference.

           (b) Purchases. The information set forth in the Proxy Statement under the caption "Special Factors - Interests of Directors and Executive Officers in the Reverse Stock Split" in incorporated herein by reference.

           (c) Different Terms. The information set forth in the Proxy Statement under the caption "Special Factors
                    - Effects of the Reverse Stock Split; Plans or Proposals after the Reverse Stock Split" is incorporated herein by reference.

           (d) Appraisal Rights. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

           (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Other Matters - Where You Can Find More Information" is incorporated herein by reference.

           (f)      Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A
Item 1005
   (a)(1) - (a)(2)  Transactions with EDCO; Transactions with
                    Officers, Directors and Affiliates of EDCO . The information set forth in the Proxy Statement under the caption "Other Matters - Other Transactions" is incorporated herein by reference.

     (b)-(c), (e)   Significant Corporate Events; Negotiations or Contacts.
                    None.

         (e)        Agreements Involving the Subject Company's Securities. None.

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A
Item 1006
            (b)     Use of Securities Acquired. Not applicable.

     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Reverse Stock Split; Plans or Proposals After the Reverse Stock Split" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A
Item 1013

            (a) Purposes. The information set forth in the Proxy Statement under the caption "Special Factors - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference.

            (b) Alternatives. The information set forth in the Proxy Statement under the caption "Special Factors
                    - Alternatives to the Reverse Stock Split" is incorporated herein by reference.

            (c) Reasons. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Position of the Special Committee and Our Board of Directors as to Fairness of the Reverse Stock Split," "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split," "Special Factors - Opinion of Schroeder & Co.," "Special Factors - Purpose of and Reasons for the Reverse Stock Split" and "Special Factors - Alternatives to the Reverse Stock Split" is incorporated herein by reference.

            (d) Effects. The information set forth in the Proxy Statement under the captions "Special Factors - Purpose of and Reasons for the Reverse Stock Split;" "Special Factors - Effects of the Reverse Stock Split; Plans or Proposals After the Reverse Stock Split," "Special Factors - Material U.S. Federal Income Tax Consequences of the Reverse Stock
                    Split to Our Shareholders," "Special Factors - Advantages of the Reverse Stock Split" and "Special Factors - Disadvantages to the Reverse Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction

Regulation M-A
Item 1014
          (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Special Factors -Recommendations of the Special Committee and our Board of Directors," "Special Factors - Position of the Special Committee and Our Board of Directors as to Fairness of the Reverse Stock Split," "Special Factors
                    - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split," "Special Factors - Opinion of Schroeder & Co.," and "Special Factors - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference.

            (c) Approval of Security Holders. The information set forth in the Proxy Statement under "The Special Meeting - Voting Rights; Vote Required for
                    Approval" is incorporated herein by reference.

            (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "Special Factors--Background of the Reverse Stock Split" is incorporated herein by reference.

            (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," and "Special Factors - Special Committee's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference.

            (f)     Other Offers. None.

Item 9.  Reports, Opinions, Appraisals and Negotiations

Regulation M-A
Item 1015
          (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.
                    The information set forth in the Proxy Statement under the captions "Special Factors - Opinion of Schroeder & Co.," "Special Factors - Position of the Special Committee and Our Board of Directors as to Fairness of the Reverse Stock Split," and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split," is incorporated herein by reference. The full text of the written opinion of Schroeder & Co., dated
                    April 1, 2003, is attached to the Proxy Statement as Exhibit (c)(1) thereto and is incorporated herein by reference. The written materials presented by Schroeder & Co. to the Edison Control Corporation Special Committee are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A
Item 1007
          (a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the captions "Special Factors - Source and Amount of Funds" and "Special Factors - Fees and Expenses of the Reverse Stock Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Regulation M-A
Item 1008
            (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Other
                    Matters - Security Ownership of Specified
                    Beneficial Owners and Management" is incorporated herein by reference.

        (b)(1)-(5)  Securities Transactions. None.

Item 12. The Solicitation or Recommendations

Regulation M-A
Item 1012
            (d)     Intent to Tender or Vote in a Going-Private
                    Transaction. The information
                    set forth in the Proxy Statement under the caption "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

            (e) Recommendations of Others. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Recommendations of the Special Committee and Our Board of Directors," and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference.

Item 13. Financial Statements

Regulation M-A
Item 1010
            (a) Financial Information. The information set forth in the Proxy Statement under the caption "Audited Financial Statements" is incorporated herein by reference.

            (b)     Pro Forma Information. None.

            (c)     Summary Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A
Item 1009
          (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Opinion of Schroeder & Co.," "Special Factors - Position of the Special Committee and Our Board of Directors as to Fairness of the Reverse Stock Split," "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split," "The Special Meeting - Solicitation of Proxies" is incorporated herein by reference.

Item 15. Additional Information

Regulation M-A
Item 1011
            (b) Other Material Information. The information set forth in the Proxy Statement, including all annexes and exhibits thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A
Item 1016
          (a)(1) Proxy Statement filed with the Securities and Exchange Commission on April 24, 2003 (incorporated herein by reference to the Proxy Statement).

          (a)(2) Letter dated March 4, 2003, from Mr. William B. Finneran and Mr. Alan J. Kastelic, regarding the reverse stock split proposal, attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

          (a)(3) Press Release of Edison Control Corporation, dated March 12, 2003 (incorporated by reference to
                    Exhibit 99.2 to the Current Report on Form 8-K of Edison Control Corporation dated March 12, 2003).

          (a)(4) Press Release of Edison Control Corporation, dated April 2, 2003 (incorporated by reference to Exhibit
                    99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 2, 2003).

          (a)(5) Press Release of Edison Control Corporation, dated April 9, 2003 (incorporated by reference to Exhibit
                    99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 9, 2003).

            (b) Term Sheet from LaSalle National Bank Association, regarding financing for the reverse stock split.

          (c)(1) Opinion of Schroeder & Co., attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

          (c)(2)    Materials presented by Schroeder & Co. to the
                    Special Committee of the Board of Directors of Edison Control Corporation.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2003

                                      EDISON CONTROL CORPORATION



                                      By: /s/ Alan J. Kastelic
                                         ---------------------------------------
                                          Name:    Alan J. Kastelic
                                          Title:   President and Chief Executive
                                                   Officer

                                      By: /s/ William B. Finneran
                                         ---------------------------------------
                                          Name:    William B. Finneran

                                      By: /s/ Alan J. Kastelic
                                         ---------------------------------------
                                          Name:    Alan J. Kastelic

                                  EXHIBIT INDEX

Regulation M-A

          (a)(1) Proxy Statement filed with the Securities and Exchange Commission on April 24, 2003 (incorporated herein by reference to the Proxy Statement).

          (a)(2) Letter dated March 4, 2003, from Mr. William B. Finneran and Mr. Alan J. Kastelic, regarding the reverse stock split proposal, attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

          (a)(3) Press Release of Edison Control Corporation, dated March 12, 2003 (incorporated by reference to
                    Exhibit 99.2 to the Current Report on Form 8-K of Edison Control Corporation dated March 12, 2003).

          (a)(4) Press Release of Edison Control Corporation, dated April 2, 2003 (incorporated by reference to Exhibit
                    99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 2, 2003).

          (a)(5) Press Release of Edison Control Corporation, dated April 9, 2003 (incorporated by reference to Exhibit
                    99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 9, 2003).

            (b) Term Sheet from LaSalle National Bank Association, regarding financing for the reverse stock split.

          (c)(1) Opinion of Schroeder & Co., attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

          (c)(2)    Materials presented by Schroeder & Co. to the
                    Special Committee of the Board of Directors of Edison Control Corporation.

                                                                     Exhibit (b)
                         Construction Forms - Term Sheet

                                   March 2003

                              FINANCIAL COMMITMENT
                              --------------------

Borrower:                Construction Forms, Inc. and subsidiaries (the
                         "Company") a Wisconsin corporation.


Lender:                  LaSalle Bank National Association (the "Bank").



Documentation:           The Facilities will be evidenced by a credit
                         agreement (the "Credit Agreement"), and other loan documents mutually satisfactory to the Borrower and the Bank.


                                CREDIT FACILITIES
                                -----------------

FACILITY I:              Secured Revolving Credit Facility (existing)
----------

Amount:                  $6,000,000.

Purpose: To support working capital and general corporate purposes of the Company.

Term:                    Maturity of April 30, 2005.

Amortization:            None.

Availability:            Continuation of existing requirement of monthly
                         Borrowing Base submitted by the Company (same advance rates). Availability to be reduced by $1,000,000 as collateral support to new
                         Facility II (see below).

Pricing: The Borrower shall have the option of loans at the Prime Rate or LIBOR Rate (as per existing
                         Pricing Grid):

Unused Fee: The Borrower shall pay a usage fee (per Pricing Grid) on the average unused amount under the Facility, payable quarterly in arrears from the closing date until termination of the facility.

FACILITY II:             Secured Term Loan - NEW
-----------

Amount:                  $5,000,000.

Purpose:                 To finance a Reverse Stock Split on behalf of Edison
                         Control Corporation.

Term: Five Years. Amortization to be on a Seven-Year basis with balloon maturity at the end of fifth year.

Rate: The Borrower shall have the option of loans at the Prime Rate or LIBOR Rate (per Pricing Grid) with 50 basis point premium at each level above Revolving Credit. Therefore, expected to be Level
                         II at outset (LIBOR + 250 bp) based upon projected leverage.

Excess Cash Flow:        For the first two years of the facility, an additional
                         amortization payment shall be required annually, based upon FYE results equal to 50% of Excess Cash Flow
                         (to be defined as cash flow, less interest & principal payments, Sub S tax dividends, capital expenditures, and growth in working capital).



                         OTHER TERMS
                         -----------

Collateral:              Credit Facilities to be secured by a first perfected
                         general security interest in all assets of the Borrower, including personal property and intangible assets.

Guarantee:               Edison Control Corporation to guarantee borrowings of
                         Construction Forms, Inc.

Representations and
Warranties:              The Credit Agreement shall also contain
                         representations and warranties with
                         respect to the Company; including,
                         representations and warranties with
                         respect to: corporate existence and
                         standing; no material litigation,
                         authorization and validity; taxes;
                         contingent obligations; subsidiaries;
                         ERISA matters; accuracy of information;
                         compliance with laws; ownership of
                         property; insurance; and environmental
                         matters.

Closing Fee:             Fee due at closing equal to $25,000.

                                    COVENANTS

The Credit Agreement will have customary covenants, including but not limited to:

Financial Reporting:     o    Annual certified audited financial statements of
                              the Company due within 90 days after each fiscal year;

                         o Monthly certified financial statements of the Company and Affiliates, together with current Borrowing Base Certificate, due within 30 days after each of the first eleven fiscal months;

                         o Quarterly covenant compliance and no default certificate signed by the Chief Financial Officer or CEO and delivered with the financial statements; and

                         o Limitations on additional indebtedness, dividends (other than Sub S tax distributions) and stock repurchases, restrictions on subsidiaries' ability to pay dividends, capital expenditures, mergers and acquisitions, asset sales, investments, loans & advances, guarantees, other liens and changes in control.



Financial Covenants:     The Credit Agreement will continue the same financial
                         covenants, however, with required levels adjusted to accommodate Facility II:


                         o Maximum Senior Leverage Ratio defined as Senior Debt divided by EBITDA, calculated on a trailing four-quarter basis:
                                                     FYE 1/31/03        2.75 : 1
                                                     FYE 1/31/04        2.25 : 1
                                                         To Termination

                         o    Minimum Current Ratio at all times:
                                                     1.50 : 1

                         o    Fixed Charge Coverage (defined as
                              ratio of EBITDA to Interest Expense
                              + Current Principal) measured
                              quarterly for the Company's
                              completed rolling four quarters:
                                                     1.50 : 1

                         o    Minimum Tangible Net Worth defined as
                              Shareholders'

                              Equity less Intangible Assets, at
                              all times;
                                         $3,750,000 plus 75% annual net income

                         o    Maximum Capital Expenditures as tested annually:
                                                     $1,000,000



Conditions of
 Approval:
                         1. Satisfactory Field Examination of the Company's systems and procedures by staff of LaSalle Bank; to be completed post-closing.
                         2.    Completion of satisfactory amended Loan
                               Agreement.

Costs & Expenses:        The Company to be responsible for the costs and
                         expenses incurred by LaSalle and its legal counsel for the preparation and enforcement of these facilities, in addition to all out of pocket costs.


Governing Law:           State of Wisconsin














Proposal Extended By:                Proposal Accepted By:

LaSalle Bank N. A.                   Construction Forms, Inc.



------------------------             ------------------------------
James A. Meyer                       By:
Senior Vice President                Title:


                                           On:
                                              --------------------


                                                             PRICING GRID






-------------------------------------------------------------------------------------------------------------------------
                                                          PRICING GRID
-------------------------------------------------------------------------------------------------------------------------

                                                          EXHIBIT A
                                  LEVEL 1                LEVEL 2                 LEVEL 3                 LEVEL 4
-------------------------------------------------------------------------------------------------------------------------

                                                  Greater than or equal   Greater than or equal
   Ratio of Senior Debt/   Greater than 2.25 to    to 2.00 to 1.00 but     to 1.75 to 1.00 but
           EBITDA                  1.00          less than 2.25 to 1.00  less than 2.00 to 1.00    Less than 1.75 to 1.00
-------------------------------------------------------------------------------------------------------------------------
   Unused Fee                      50 bps               37.5 bps                37.5 bps                 25 bps
-------------------------------------------------------------------------------------------------------------------------
   LIBOR Margin                   225 bps                200 bps                 175 bps                 150 bps
-------------------------------------------------------------------------------------------------------------------------
   Prime Margin                    25 bps                 0 bps                   0 bps                   0 bps
-------------------------------------------------------------------------------------------------------------------------


* Pricing Grid reflects Revolving Credit pricing. Term Loan margin to be 50 bp higher at each level of the Grid.



                                                                                                             Exhibit (c)(2)

                                                          MARKET COMPARABLES
                                                          ------------------


                                                                                                   Shares
Company                  Current Price         P/E Ratio            Avg Daily Volume         Outstanding (000's)
-------                  -------------         ---------            ----------------         -------------------
AP                          $ 12.97               24.5                   5,100                      9,632
GRC                         $ 19.90               19.0                   4,700                      8,541
IEX                         $ 29.20               17.5                  213,700                    32,510
TII                         $ 24.65              12.30                   33,000                    17,130
SGR                         $ 10.10               4.5                   596,300                    37,730
LSS                         $ 21.10               Def.                  685,300                    28,380
WEB                         $ 3.10                10.3                   1,300                      7,082
MVK                         $ 18.71              233.9                  402,606                    40,940
NWPX                        $ 12.05               8.8                    10,100                     6,549
IR                          $ 38.56               14.2                 1,026,000                   169,200
CMCO                        $ 1.60                Def.                   43,500                    14,900
TEX                         $ 12.62               Def.                  270,400                    47,400
ASTE                        $ 5.75                Def.                   75,000                    19,680
OSK                         $ 61.69               17.2                  107,200                    17,060

EDCO                        $ 6.10                9.2                     N/A                       1,639
                                                                                               (Float:440,710)



COMPARABLE CHARACTERISTICS
--------------------------

P/E: After elimination of MVK(P/E: 233.9) and stocks with deficit earnings, the average P/E ratio of the group is 13.14.

         Without AP(P/E: 24.5) and SGR(P/E: 4.5), the average P/E ratio is 12.75.

AVERAGE  SHARES OUTSTANDING:        32,600,000

AVERAGE DAILY TRADING VOL.:         248,157
         Without 3
         outliers at
         either extremes            144,438


CONCLUSIONS: Given EDCO's non-existent trading volume and low shares outstanding and negligible float, a P/E ratio of 7 to 8 would be more likely against the comparable group's average of approximately 13.

                          DISCOUNTED CASH FLOW ANALYSIS
                          -----------------------------


Fiscal Year Ending January 31 (000's)

                                                                                                 Terminal
                       2004           2005           2006            2007           2008          Period
                       ----           ----           ----            ----           ----          ------
  Net Revenues       $28,800         $23,944        $29,233        $29,526         $29,821        $30,716
Operating Income      $3,935         $4,473         $4,647          $4,723         $4,799         $4,937

   Cash Flow          $1,019          $2,638        $2,686          $2,731         $2,776         $2,653

PV Factor at 12%      0.9449         0.8437         0.7533          0.6726         0.6005
                      ------         ------         ------          ------         ------

Discounted Cash        $963          $2,226         $2,023          $1,837         $1,667
      Flow


(000's)
Terminal Value: EBITDA                              $4,025
                                                        x5
                                               ------------
                                                   $20,125

Present Value Factor                                0.6005
                                               ------------
                                                   $12,085

Sum of the Discounted Cash Flows                    $8,716
Terminal Value                                     $20,801
                                               ------------

Less: Net Debt                                      $2,802
                                               ------------

Fair Market Value of Equity                        $17,999
Per Share                                            $7.95

                                                 Valuation Matters
                                                 -----------------


Estimated EBITDA as of
January 31, 2003
----------------

EBITDA                                               $ 4,213,398
Multiple                                                      5x
                                                 ----------------

Enterprise Value                                     $21,066,990
Less: Net Debt                                       $ 2,802,060
                                                 ----------------

Enterprise Equity Value                              $18,264,930
                                                    $ 8.07/share

Discount 25%                                        $ 6.05/share

EBITDA as of January 31, 2002
-----------------------------

EBITDA                                               $ 5,899,453
Multiple                                                      5x
                                                 ----------------

Enterprise Value                                     $29,497,265
Less: Net Debt                                       $ 2,802,060
                                                 ----------------

Enterprise Equity Value                              $26,695,205
                                                    $11.80/share

Discount 25%                                         $7.67/share

                           M&A Middle-market analysis
                           --------------------------

EBITDA Multiple Analysis

     Total M&A transactions in the U.S. market declined 17.5% in 2002. During the same period, middle-market transactions ($1 billion or less) were down 9.3%. Transactions of less than $100 million were off off approximately 8%. (Exhibit
1)

     EXHIBIT 1: The left side y-axis shows the number of deals, ranging from 0 to 6,000, in intervals of 2,000. The right side y-axis shows total deal value, ranging from $0 to $600 billion, in intervals of $100 billion. The x-axis shows the years 1997-2002. The source of the graph is Thompson Financial and Robert W. Baird & Co.

                                                           (Estimated)
                               Number of Deals             Deal Value
                               ---------------             ----------
             1997                   5255                  $400 billion
             1998                   5636                  $410 billion
             1999                   4622                  $415 billion
             2000                   4672                  $412 billion
             2001                   3346                  $250 billion
             2002                   3036                  $240 billion


U.S. Middle Market Enterprise Value to Median EBITDA Multiples

     Middle-market median acquisition mutiples have fallen from 10.7 times EBITDA in 1997 to 6.7 at the end of 2002. Multiples for this segment are now at their lowest point in a decade. For transactions of less than $100 million, the median EBITDA multiple currently is 5.7. (Exhibit 2 and Tables A and B)

     EXHIBIT 2: The y-axis shows EBITDA multiples, ranging from 0.0 to 12.0, in intervals of 2.0. The x-axis shows the years 1997-2002. The source of the graph is Thompson Financial and Robert W. Baird & Co.

                                              EBITDA Mutiple
                                              --------------
                         1997                      10.7

                         1998                      9.6

                         1999                      9.2

                         2000                      8.0

                         2001                      7.6

                         2002                      6.7

Table A: U.S. Middle-Market M&A Deal Statistics

                                            Middle-Market Segments                             Middle-Market Total
                                            ----------------------                             -------------------

                           < $100M               $100M - $499M          $500M - $1,000M            $0M-$1,000M

                    Jan. 2002   Jan. 2003   Jan. 2002    Jan. 2003   Jan. 2002   Jan. 2003    Jan. 2002    Jan. 2003
                    ---------   ---------   ---------    ---------   ---------   ---------    ---------    ---------
Month
-----
Number of Deals        214         161          34          29           5           6           253          196

Value of Deals        $3,973      $3,653      $7,474      $5,141       $3,181      $4,532      $14,527      $13,325


Year-to-Date
------------

Number of Deals        214         161          34          29           5           6           253          196

Value of Deals        $3,973      $3,653      $7,474      $5,141       $3,181      $4,532      $14,527      $13,325


LTM
---

Number of Deals       2,653       2,433        532          528          99          97         3,284        3,058

Value of Deals       $53,803     $51,131     $114,949    $110,952     $58,910     $56,623     $237,661     $228,705


Median Purchase
Price Multiples (LTM)
---------------------

Enterprise
Value/EBITDA           6.5x        5.7x        8.7x        8.6x         6.6x       11.0x        7.6x         6.9x

Enterprise
Value/EBIT             8.8         7.6         11.6        11.5         9.0         13.1         9.7         10.7

Enterprise
Value/Revenue          0.9         0.8         1.6          1.4         1.3         2.7          1.1          1.1

Thompson Financial and Robert W. Baird & Co. Incorporated M&A Research.

GRAPH: U.S. Middle-Market Median Acquisition Premiums. The y-axis shows acquisition premiums, ranging from 20.0% to 50.0%, in intervals of 10.0%. The x-axis shows December 1992 through December 2002, annually, as well as January 2003 (LTM). There are two lines on the graph. The first line plots 1-week premiums while the second line plots 4-week premiums. The source of the graph is Thompson Financial and Robert W. Baird & Co. Incorporated M&A Research.

                                                                                                              1/03
              12/92  12/93   12/94    12/95    12/96    12/97    12/98    12/99    12/00    12/01    12/02    (LTM)
              -----  -----   -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
1-week
premium       37%    33.3%   27.8%    27.4%    26.7%    27.0%    29.9%    34.8%    36.8%    36.4%    31.9%    31.1%

4-week
premium       40%    37.3%   32.9%    35.6%    31.7%    30.4%    34.5%    43.0%    44.2%    41.5%    33.6%    31.6%


     GRAPH: U.S. Middle-Market Enterprise Value to Median EBITDA Multiples. The y-axis shows EBITDA multiples, ranging from 0.0x to 15.0 times, in intervals of 5.0x. The x-axis shows December 1992 through December 2002, annually, as well as January
2003 (LTM). There are four bars for each date: deals less than $100M; deals between $100M-$499M; deals between $500M-$1,000M; and
the total middle-market. The source of the graph is Thompson Financial and Robert W. Baird & Co. Incorporated M&A Research.

                                                                                                               1/03
              12/92  12/93    12/94    12/95    12/96    12/97    12/98    12/99    12/00    12/01    12/02    (LTM)
              -----  -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----

< $100M       6.6x    9.2x    9.6x     7.9x     8.9x     9.4x     8.2x     8.3x     6.6x     6.5x     5.7x     5.7x

$100M-$499M    7.6    8.8      9.9      9.7     10.7     11.0     10.4      9.6      8.8      8.6      8.3      8.6

$500M-$1,000M  8.5    7.9     11.4      9.5     10.4     11.8      9.1      9.9      9.7      6.6      9.8     11.0

Total
Middle-Market  7.0    8.9      9.8      8.8      9.8     10.7      9.6      9.2      8.0      7.6      6.8      6.9

Table B: Transatlantic Middle-Market M&A Deal Statistics

     GRAPH: Transatlantic M&A by Number of Deals and Dollar Volume. The left side y-axis shows the number of deals, ranging from 0 to 1,200, in intervals of 200. The right side y-axis shows deal value, ranging from $0.0 to $60.0 billion, in intervals of $20.0 billion. The x-axis shows December 1992 through December 2002, annually, as well as January 2003 (LTM). The source of the graph is Thompson Financial and Robert W. Baird & Co. Incorporated M&A Research.

(In Billions)                                                                                             01/02   01/03
                     12/92   12/93   12/94  12/95   12/96   12/97  12/98   12/99   12/00   12/01  12/02    YTD     YTD
                     -----   -----   -----  -----   -----   -----  -----   -----   -----   -----  -----   -----   -----
U.S. Targets -
Disclosed              89      92     123    156     154     210    232     299     361     229    161      23      9

U.S. Targets -
Undisclosed            53      71     75     105     132     153    230     289    348      212    136      9       7

European Targets -
Disclosed             139     142     168    178     223     314    380     319     272     220    183      11     15

European Targets -
Undisclosed           223     323     327    418     496     579    680     571     543     379    286      23     22

U.S. Deal Value       $2.8    $4.4   $10.4  $11.0   $13.2   $20.0  $27.6   $38.0   $40.7   $19.6  $12.6    $1.3   $0.7

European Deal Value   $7.4    $8.0   $9.4   $11.8   $18.8   $25.1  $30.6   $32.9   $28.3   $24.7  $21.6    $2.0   $1.4


                  CHART: Middle-Market Segments.

                      ----------------------------------------           ------------------------------------------
                                   U.S. Targets                                          European Targets
                      ----------------------------------------           ------------------------------------------
                             2002                2003                               2002                 2003
                             ----                ----                               ----                 ----
Month
-----
Number of Deals               32                  16                                 34                   37

Value of Deals              $1,281               $740                              $1,988               $1,359


Year-to-Date
------------

Number of Deals               32                  16                                 34                   37

Value of Deals              $1,281               $740                              $1,988               $1,359


LTM
---

Number of Deals              435                  282                               570                   477

Value of Deals             $18,900              $12,058                           $23,540               $20,981


Median Purchase
Price Multiples
(LTM)
-----

Enterprise                   9.1x                5.4x                              12.5x                 6.8x
Value/EBITDA

Enterprise                   12.2                 7.9                               9.6                   8.9
Value/EBIT

Enterprise                   1.1                  0.6                               1.2                   0.6
Value/Revenue
                      ----------------------------------------              ------------------------------------------
Thompson Financial and Robert W. Baird & Co. Incorporated M&A Research.

GRAPHIC: U.S./Europe Cross-Border Middle-Market Median Acquisition Premiums. The y-axis shows the premium percentage, ranging from
0.0% to 80.0%, in intervals of 20.0%. The x-axis shows December 1994 through December 2002, annually, as well as January 2003 (LTM).
The source of the graph is Thompson Financial and Robert W. Baird & Co. Incorporated M&A Research.
                                                                                                              01/03
                              12/94     12/95    12/96    12/97   12/98    12/99    12/00    12/01   12/02     (LTM)
                              -----     -----    -----    -----   -----    -----    -----    -----   -----    ------
U.S. Target Premiums -
1 week                        21.5%     36.4%    30.2%    39.1%   35.0%    33.3%    48.3%    50.9%   58.1%    51.6%

U.S. Target Premiums -
4 week                        31.9%     38.6%    58.8%    37.8%   37.8%    37.4%    63.7%    61.3%   26.6%    26.1%

European Target
Premiums - 1 week             21.4%     16.7%    24.4%    44.5%   38.8%    36.9%    54.8%    29.8%   18.3%    18.1%

European Target
Premiums - 4 week             31.8%     26.6%    23.4%    35.9%   40.5%    46.3%    49.5%    32.6%   24.8%    22.5%

Leverage Multiples


     The lower level of activity reflects both a tighter debt market and depressed valuations. Debt multiples were at 2.7 times EBITDA at the end of 2002 versus an average of 3.6 times in 1997; equity portions have risen to 41% of total capitalization in 2002, nearly double the 20% average ten years ago and 30% five years ago. (Exhibit 3)

     EXHIBIT 3: The y-axis shows EBITDA multiples, ranging from 0.0 to 6.0, in multiples of 2.0. The x-axis shows the years 1997-1991, as well as the period from January 1, 2002 to September 30, 2002. The source of the graph is Standard & Poor's Leveraged Commentary & Data.

                                     Senior Debt, as a            Other Debt, as a             Total Debt, as a
                                    Multiple of EBITDA           Multiple of EBIDTA           Multiple of EBITDA
                                    ------------------           ------------------           ------------------
             1997                           3.6                          2.1                          5.7

             1998                           3.5                          1.8                          5.3

             1999                           3.3                          1.2                          4.5

             2000                           3.2                          1.2                          4.4

             2001                           2.7                          0.8                          3.5

      Through 9/30/2002                     2.7                          1.0                          3.7
